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Filed by CheckFree Holdings Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: TransPoint LLC
Commission File No. 0-26802

                               [LOGO]MICROSOFT(R)

[LOGO]CHECKFREE(R)                                           [LOGO]FIRST DATA(R)

                                                           FOR IMMEDIATE RELEASE

CheckFree Media Relations:                  Microsoft Media Relations:          First Data Corp.Media Relations:
--------------------------                  --------------------------          --------------------------------
Judy Morris                                 Barb Hemberger, Shandwick           Caroline Hoke
(678) 375-1595                              (425) 703-6625                      (770) 857-7178
jdmorris@checkfree.com                      bhemberg@shandwick.com              caroline.hoke@firstdatacorp.com
----------------------                      ----------------------              -------------------------------

CheckFree Investor Relations:               Microsoft Investor Relations:       First Data Corp. Investor Relations:
-----------------------------               -----------------------------       ------------------------------------
Tina Moore                                  Carla Lewis                         Barbara Marxer
(678) 375-1278                              (425) 936-3703                      (770) 857-7118
tmoore@checkfree.com                        carlalew@microsoft.com              barbara.marxer@firstdatacorp.com
---------------------------                 ----------------------              --------------------------------

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               CHECKFREE, FIRST DATA AND MICROSOFT JOIN FORCES TO
                 ACCELERATE ELECTRONIC BILLING AND PAYMENT USE

     -- CHECKFREE AND TRANSPOINT TO MERGE IN 17-MILLION SHARE TRANSACTION --

     ATLANTA and REDMOND, Wa. (February 15, 2000) - CheckFree (Nasdaq: CKFR), the market leader in electronic billing and payment, and TransPoint, the electronic billing and payment joint venture between First Data Corp. (NYSE:
FDC) and Microsoft Corp. (Nasdaq: MSFT), announced today they have entered into a definitive merger agreement. All outstanding ownership interests in TransPoint, which are held by Microsoft, First Data and Citibank, will be transferred to CheckFree, and certain joint marketing agreements will be established, in exchange for 17 million shares of CheckFree's Common Stock. Based on the closing price of CheckFree stock on Tuesday, February 15, the transaction is valued at approximately $1 billion. When the transaction closes, Microsoft, First Data and Citibank together will own 23 percent of CheckFree.

     CheckFree and TransPoint will join their technologies and resources to accelerate moving the billing and payment process from paper to the Internet. They also plan to advance the rate at which consumers sign up for electronic billing and payment by working together to make the service more familiar, easy to use, safe, reliable and available wherever consumers want it to be.

     "By combining CheckFree's electronic billing and payment expertise, First Data's broad electronic payment and reconciliation leadership, and Microsoft's software application and Internet expertise, we are aligning the components necessary to accelerate the move to the Internet to receive and pay bills," said Pete Kight, chairman and CEO of CheckFree. "Our goal is to expand the overall market so that it approaches 30 percent of U.S. households receiving and paying bills online by 2003."

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     "By combining forces on a common model, TransPoint and CheckFree will stimulate the growth of this entire industry and provide a clearer and more compelling offer to companies and to consumers," said Lewis Levin, president and CEO of TransPoint, and vice president of Microsoft. "Microsoft will then concentrate its considerable efforts on creating unique web capabilities for consumers on MSN(TM) and MoneyCentral(TM) using CheckFree, and on integrating payment and billing capabilities in our new Next Generation Windows(R) Services platform."

     Ric Duques, chairman and CEO of First Data Corp., said that in addition to igniting the marketplace through expanded consumer choice of how they receive and pay their bills, the agreement also provides an exceptional opportunity to capitalize on First Data's core payment processing expertise.

     "First Data's objective is to process electronic payments from start to finish. This partnership will make it easier for consumers, banks and billers to use electronic billing and payment, and to accept it as the preferred way to do business. First Data is a natural beneficiary of this expanded consumer acceptance - more users equates to more payments for First Data to process," said Duques. "In addition, a recently signed agreement between Western Union and TransPoint will be transferred to CheckFree, potentially doubling the number of electronic connections CheckFree and TransPoint currently have in place. Ultimately, the strengths all parties bring will take us faster and farther than any of us could go alone."

ACCELERATING MARKET DEVELOPMENT

     To drive consumer adoption, Microsoft, First Data and CheckFree plan to advance interoperability among electronic billing and payment solutions, as well as among other financial electronic commerce applications deployed on the Internet. The companies will work closely to develop open technology standards and simplify the overall market model so that:

         - Consumers have more options and can receive their bills wherever they choose on the Internet;
         - Billers gain the broadest distribution possible without using multiple systems;
         - Consumer Service Providers such as banks, brokerages and portals can deliver bills from the combined biller bases of TransPoint and CheckFree without having to implement duplicate systems; and
         - Microsoft will become a major online consumer retail provider for CheckFree's electronic billing and payment services via MSN MoneyCentral and other non-disclosed online payment services.

         Financial institutions that operate as Consumer Service Providers will benefit from increased billing content and improved quality and performance. They will gain a broader base of bills to distribute to their retail customers without implementing multiple systems. And, by leveraging First Data's extensive payment capabilities, they will experience increased quality and service performance. Financial institutions that operate as Biller Service Providers will benefit from being able to offer a complete end-to-end solution under their brand to corporate customers, backed by CheckFree, Microsoft and First Data.


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

     Nearly 80 billers already make electronic bills available on the Internet through either CheckFree or TransPoint. These include AT&T, MCI Worldcom, GTE and Qwest Communications.

COOPERATING ON TECHNOLOGY

     When the transaction is finalized, CheckFree, Microsoft and First Data will collaborate on the development of new products and services, and use each other's technologies. Some of these agreements are as follows:

         - The companies have agreed to work together to develop electronic invoicing and payment for Microsoft's business-to-business initiatives, as well as for future financial electronic commerce services, including the integration of First Data's payment solutions. CheckFree will provide electronic billing and payment technology used in applications and services Microsoft and First Data develop.

         - CheckFree and BlueGill Technologies (acquisition pending) will utilize Microsoft technology to develop and deploy electronic billing and payment solutions, and CheckFree will capitalize on First Data's broad range of electronic payment technologies, including processing, settlement and electronic remittance capabilities.

         - BlueGill Technologies, which is already a TransPoint software partner, will provide immediate interoperability between CheckFree and TransPoint electronic billing and payment systems. CheckFree, Microsoft and First Data will bring interoperability to a new plane, by helping electronic billing and payment to become an interactive channel that integrates with other web-based applications.

         - CheckFree will use Microsoft Windows NT(R) operating system and SQL Server(TM) database software in its development of electronic billing and payment solutions for billers, as well as Microsoft Windows NT and the Microsoft BackOffice(R) family in its data center. CheckFree also will support Next Generation Windows Services from Microsoft.

         - CheckFree will use First Data's broad array of electronic payment and reconciliation services. Western Union's domestic network of more than 4,000 billers, from electric and gas to water and phone companies, will help accelerate consumer adoption, increasing the number of e-commerce processing opportunities.

SIMPLIFYING ELECTRONIC BILLING AND PAYMENT FOR BILLERS

     Billers that want to ensure the broadest distribution possible for their bills now will have a streamlined path toward achieving that goal. CheckFree will continue to support billers using TransPoint's Biller Integration Server
(BIS) software and electronic billing and payment services for three years, supported through First Data's Denver-based data center.


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         "We applaud CheckFree, First Data and Microsoft working together to simplify managing electronic billing and payment systems for billers," said Wayne Irwin, assistant vice president of Web Commerce for GTE. "Now billers can focus on marketing efforts to drive adoption, confident that their consumers will enjoy the experience of receiving and paying bills on the Internet."

     "Online banking adoption at BankOne has never been better," said Michael W. Johnson, president of Interactive Delivery for BankOne Retail. "This agreement has the potential to dramatically escalate the number of bills consumers can receive and pay at their trusted financial institution's Web site. Our research shows that the consolidation of billing and payment systems will drive the rate of customer adoption higher. Consolidation of the industry is a great benefit to our customers."

         "The combination of CheckFree and TransPoint is a `win' for all financial institutions who offer electronic billing and payment, because it will enable the delivery of more bills over the Internet, faster, and more efficiently," said Patrick J. Swanick, president and CEO, Key Electronic Services. "In addition, this union will simplify customer service by allowing us to track billing and payment across a single infrastructure. The ability to deliver more bills will heighten interest in electronic billing and payment, get consumers talking about it, and should result in greater convenience and higher consumer adoption," he said.

     Intuit Inc., which is a TransPoint partner and has a minority ownership position in CheckFree, voiced support for combining the companies, citing interoperability as a key benefit.

     "Intuit believes the combination of CheckFree and TransPoint is a very positive move for the acceleration of electronic billing and payment," said Bill Campbell, chairman of Intuit. "Through our relationship with CheckFree, Quicken.com and its customers will be strong beneficiaries of the increase in electronic bills delivered," Campbell said.

INTERNATIONAL REACH

         "Working more closely with Microsoft and First Data, both technology leaders worldwide, should facilitate CheckFree's ability to expand internationally," said Kight. "There may be opportunities to utilize First Data's Western Union agent network of more than 82,000 locations, reaching 176 countries. First Data also has key agent relationships with 28 post offices, including German Post Bank and French La Poste, for example, that could further extend CheckFree's international reach," he added.

         TransPoint is currently helping to develop an electronic billing and payment service in Australia, and also has a relationship with BCE Emergis, which is providing bill presentment processing for a consortium of Canada's largest financial institutions. CheckFree has deployed electronic billing and payment solutions in New Zealand, and will have sales and service offices in Canada, Singapore, and the United Kingdom, through BlueGill Technologies.


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         Microsoft is the worldwide leader in software for personal and business computing. Microsoft has subsidiaries operating in 60 nations around the globe, and has created and developed products in more than 30 languages.


TERMS OF THE TRANSACTION

         The transaction will be accounted for as a purchase by CheckFree, and is expected to be final in four to six months, subject to approval by CheckFree stockholders and customary filings and regulatory approvals. The transaction is not expected to impact financial results for CheckFree's current fiscal year ending June 30, 2000.

     As part of the transaction, CheckFree will receive an exclusive five-year relationship with Microsoft to provide electronic billing and payment technology used in applications and services Microsoft develops. During that time, Microsoft will guarantee a minimum of $120 million in revenue to CheckFree.

     First Data also will enter into a five-year relationship with CheckFree, during which time First Data and CheckFree will market and use each other's products and services. First Data will provide at least $60 million in revenue and/or cost savings to CheckFree. First Data will sell CheckFree's electronic billing and payment services to its customers. To further improve operating costs, CheckFree will use First Data's electronic biller connections and range of electronic payment products and services.

         Immediately prior to closing the transaction, which is subject to necessary regulatory approval, Microsoft, First Data and Citibank will, collectively contribute $100 million to Transpoint; these funds will be transferred at closing. Microsoft and First Data each will gain a seat on CheckFree's Board of Directors. Selected for the positions are Ric Duques, chairman and CEO of First Data Corporation, and Lewis Levin, who in addition to being president and CEO of TransPoint is a vice president at Microsoft.

ABOUT CHECKFREE

         CheckFree Corporation (www.checkfree.com), is the leading provider of financial electronic commerce services and products. Founded as an electronic payments processor in 1981, CheckFree launched the first fully integrated electronic billing and payment solution, CheckFree E-Bill(SM), in March of 1997. Today, CheckFree services enable three million consumers to receive and pay bills over the Internet or electronically. The Company has multi-year contracts with 89 of the nation's top billers to provide online billing and payment through its network of partnerships with more than 100 consumer service providers (CSPs), including banks, brokerage firms, Internet portals and content sites, and personal financial management (PFM) software. CheckFree's Investment Services division provides a range of investment management services to help more than 255 institutions provide portfolio management and reporting services to their clients. CheckFree clients manage over 820,000 portfolios totaling more than $480 billion in assets. Software and services provided by CheckFree's Compliance and Financial Service division are used to process more than two-thirds of the nation's six billion Automated Clearing House (ACH) payments. In addition, nearly 400 banks and businesses use reconciliation products and services the division provides.


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ABOUT TRANSPOINT

         TransPoint, established in June 1997, is a joint venture of Microsoft Corp. and First Data Corp., with Citibank as a minority equity investor. TransPoint is a leader in the emerging electronic bill presentment and payment
(EBPP) industry with a completely new, seamless e-bills service built from the ground up. The TransPoint system uses innovative technology and integrates easily with billers' and banks' existing payment systems. Launched commercially in April 1999, the TransPoint service is designed to be the fast, easy way for consumers with Internet access to make all of their payments online from a single, secure Web site. Consumers can pay their bills at multiple Internet locations, including the MSN MoneyCentral personal finance online service and directly through the TransPoint Web site. TransPoint e-bills are also scheduled to be available at the Web sites of many leading financial institutions in the coming months. TransPoint is based in Englewood, Colo. More information about TransPoint is available at http://www.transpoint.com/.

ABOUT FIRST DATA

         Atlanta-based First Data Corp. (NYSE: FDC) helps move the world's money. As the leader in electronic commerce and payment services, First Data serves more than two million merchant locations, 1,400 card issuers and millions of consumers, making it easier, faster and more secure for people and businesses to buy goods and services. With more than 31,000 employees worldwide, the company provides credit, debit and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfers and money orders; and check processing and verification services throughout the United States, United Kingdom, Australia, Mexico, Spain and Germany. In addition, its Western Union(R) network includes approximately 82,000 agent locations with operations in 176 countries. For more information, please visit the company's web site at www.firstdatacorp.com.


ABOUT MICROSOFT

         Founded in 1975, Microsoft (Nasdaq: MSFT) is the worldwide leader in software for personal and business computing. The company offers a wide range of products and services designed to empower people through great software - any time, any place and on any device. More information about Microsoft is available at www.microsoft.com.

This press release contains statements that are not purely historical, and as such are forward-looking statements under the federal securities laws. These include statements regarding management's intentions, plans, beliefs, expectations or projections of the future, and include statements in this document regarding: the market penetration goal (paragraph 3), the plan to advance interoperability among electronic billing and payment solutions (paragraph 7), the opportunities to increase international business (paragraph
17), the closing of the BlueGill acquisition (paragraphs 10 and 18), the closing of the TransPoint acquisition (paragraph 20), and the impact of the TransPoint acquisition on CheckFree's results for the current year ending June 30, 2000 (paragraph 20). These forward looking statements involve risks and uncertainties, including without limitation, whether the planned technology developments will be successful and accepted by CheckFree's customers; whether CheckFree can successfully and profitably expand and operate internationally; whether the conditions to the TransPoint merger, including stockholder, regulatory and other approvals can be satisfied or obtained to permit the closing of the acquisition; whether the conditions to the BlueGill merger, including regulatory and other approvals can be satisfied or obtained to permit the closing of the acquisition;


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whether TransPoint and/or BlueGill can successfully be integrated in CheckFree's operations; whether consumers will sign up for and use these services when and as expected; whether CheckFree's customers, particularly financial institutions and Internet portals, timely announce, actively offer and aggressively market such services to their clients and users; whether CheckFree's business and market assumptions supporting its current revenue and earnings projections will prove to be accurate; the various risks inherent in CheckFree's business; and other risks and uncertainties detailed from time to time in CheckFree's periodic reports filed with the Securities and Exchange Commission. These SEC filings include Form 10-K for the year ended June 30, 1999 (filed September 24, 1999), Form 10-Q for the quarter ended December 31, 1999 (filed February 10, 2000), and Form S-3 Registration Statement, as amended (filed January 14, 2000 and amended on January 21, 2000). One or more of these factors have affected, and could in the future affect, CheckFree's business and financial results in future periods, and could cause actual results to differ materially from plans and projections. There can be no assurance that the forward-looking statements made in this press release will prove to be accurate, and issuance of such forward-looking statements should not be regarded as a representation by CheckFree, or any other person, that the objectives and plans of CheckFree will be achieved. All forward-looking statements made in this press release are based on information presently available to management, and CheckFree assumes no obligation to update any forward-looking statements.

TransPoint is an exclusive U.S. trademark of TransPoint.
Microsoft, BackOffice, MSN, MoneyCentral, Windows and Windows NT are either registered trademarks or trademarks of Microsoft Corp. in the U.S. and/or other countries. The names of actual companies and products mentioned herein may be trademarks of their respective owners.

We urge investors and security holders to read the following document, when it becomes available, regarding the merger (described above), because it will contain important information:

CheckFree Holdings Corporation Registration Statement on Form S-4 containing or incorporating by reference such documents and other information.

This document and amendment to this document will be filed with the United States Securities and Exchange Commission. When this and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain this document for free (when available) from CheckFree Holdings Corporation by directing your request to Ms. Tina Moore, Investor Relations, by e-mail at tmoore@checkfree.com or by phone at (678) 375-1278.

                                       ###


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